UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 – K

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16

of the Securities Exchange Act of 1934

For the Month of November, 2016

Gilat Satellite Networks Ltd

(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street

Daniv Park, Kiryat Arye, Petah Tikva, Israel

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]         Form 40-F  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]         No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated November 1, 2016, announcing unveiling of its revolutionary CellEdge SDR (Software Defined Radio) small-cell-over-satellite solution, for delivery of 3G and 4G coverage to underserved or unserved areas.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated: November 1, 2016	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

Gilat Unveils Revolutionary Small-Cell-Over-Satellite Solution for 3G and 4G Coverage

Gilat’s CellEdge SDR provides a cost-effective solution for meeting the growing market need, of extending coverage into rural areas

Petah Tikva, Israel, November 1, 2016 — Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today its revolutionary CellEdge SDR (Software Defined Radio) small-cell-over-satellite solution, for delivery of 3G and 4G coverage to underserved or unserved areas.

Gilat’s CellEdge SDR is designed for the growing need of delivering high quality broadband and voice services to remote and rural regions. Gilat’s small cell solution is tightly integrated with the satellite backhaul, thus optimizing bandwidth capacity and reducing bandwidth cost.

This Software Defined Radio platform supports both 3G and 4G services simultaneously and enables seamless migration from 3G to 4G, when required. CellEdge SDR is a flexible, low power, cost-efficient outdoor small- cell-over-satellite solution, and is equipped with a solar power option. CellEdge SDR is complemented by Gilat’s end-to-end turnkey services including installation, integration and managed services.

“The need to rapidly extend 3G and 4G services to remote regions is one of the major drivers for satellite backhaul,” said Christopher Baugh, President of NSR, a leading satellite and space market research firm. “Considering the need for delivering broadband services economically, the combination of small cell access with satellite backhaul should prove attractive to many operators.”

“Gilat’s CellEdge SDR is a carrier-grade cost-effective solution designed for delivering the same level of user experience as terrestrial networks,” explained Hagay Katz, Head of the VSAT Line of Business at Gilat. “This game-changing solution reinforces our leading position in mobile backhaul solutions. With CellEdge SDR, mobile network operators can now extend coverage and provide profitable services anywhere.”

CellEdge SDR is currently available worldwide for 3G and 4G services with several installations underway including the recently announced project with the Australian telecommunication leader, Optus.

To learn more about CellEdge SDR and Gilat’s broadband solutions, join us November 15-17 at AfricaCom 2016, Cape Town Convention Centre, booth #D1.

About Gilat

Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 90 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat’s high-performance SOTM solutions. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Contact:

Gilat Satellite Networks

Doreet Oren

DoreetO@gilat.com

Comm-Partners LLC

June Filingeri, President

203-972-0186

junefil@optonline.net